

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2024

Michele M. Kawiecki
Chief Financial Officer
First Merchants Corporation
200 East Jackson Street
Muncie, Indiana 47305

      Re: First Merchants Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-41342

Dear Michele M. Kawiecki:

      We have completed our review of your filing. We remind you that the company and
its management are responsible for the accuracy and adequacy of their disclosures,
notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Brian Hunt